Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 31, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 963
      Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 4
           Diversified Municipal Income Strategy Portfolio, Series 4
                       File Nos. 333-184167 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 963, filed on September 28, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 4 and Diversified Municipal Income Strategy Portfolio, Series 4 (individually, a "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Diversified Municipal Income Strategy Portfolio, Series 4 - Principal Investment Strategy

     1. This section states that the Trust's principal investment strategy is to contain "common shares of closed-end investment companies ("Closed-End Funds"), all of which contain portfolios that are concentrated in tax-exempt municipal bonds." However, the investment objective states that "a portion of the income may be subject to the alternative minimum tax." Please confirm that the Trust will hold Closed-End Funds whose portfolios are concentrated in municipal bonds that are exempt from the alternative minimum tax. In the alternative, please delete "tax-exempt."

     Response: The phrase "tax-exempt" has been deleted and the disclosure has been revised. Please see the response to Comment 2.

     2. Please add disclosure stating that the Trust will invest at least 80% of the value of its assets in Closed-End Funds that invest substantially all of their assets in municipal bonds.

     Response: The following has replaced the first sentence of the "Principal Investment Strategy" section: "Under normal circumstances, the trust will invest at least 80% of the value of its assets in common shares of closed-end investment companies ("Closed-End Funds") that invest substantially all of their assets in municipal bonds. Such municipal bonds will qualify for federal income tax exemption, however, a portion of the income may be subject to the alternative minimum tax as well as federal, state and local taxes depending on individual circumstances."

     3. Please describe the credit quality and maturity policy for the Trust. In particular, please include that the Trust will include Closed-End Funds that concentrate in high-yield municipal bonds and indicate the maturity policy.

     Response: The following has been added as the third and fourth sentence of the "Principal Investment Strategy" section: "In addition, certain of the Closed-End Funds held by the trust will concentrate in high-yield municipal bonds. The trust does not have a specific policy as to the maturity of the bonds in the portfolio and may invest in all ranges of maturity."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren